

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 30, 2009

Mr. Rene Soullier
Chief Executive Officer
Phoenix Energy Resources, Inc.
1001 Bayhill Drive, Suite 200
San Bruno, CA 94066

      RE: **Phoenix Energy Resources, Inc.**
               Form 10-K for the year ended June 30, 2009
               Filed October 13, 2009
               File No. 000-52843

Dear Mr. Soullier:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Rene Soullier
Phoenix Energy Resources, Inc.
October 30, 2009
Page 2

Form 10-K for the year ended June 30, 2009

Items 1 and 2. Business and Properties, page 3

Our Properties, page 4

> 1.   Disclose the material terms of your lease agreements. Disclose the amount of
> original acreage under the lease agreements and the amount of acreage subject to
> leases that have lapsed due to exploration and production inactivity. Discuss why
> you did not meet the exploration, production or other terms of the lease
> agreements.

Our Business Strengths, page 4
Our Competitive Strengths, page 4

> 2.   As the leases on all of your acreage had expired as of the time you filed your
> Form 10-K, substantially revise the subsections "Our Business Strengths" and
> "Our Competitive Strengths" to reflect your current lack of properties or
> operations. In addition, highlight the amount of funding you would need to
> support each phase of your planned acquisition and development of any
> properties.

Item 5. Market for Registrant's Common Equity…, page 11

Recent Sales of Unregistered Securities, page 12

> 3.   We note your disclosure in this item that there have been no sales of unregistered
> securities. Please advise and revise your disclosure with respect to the issuance of
> 200,000 shares of common stock disclosed in Note 6 to your financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Liquidity and Capital Resources, page 12

> 4.   Please provide a more detailed assessment of your liquidity position over the
> short-term and long-term. Note that we consider "long-term" to be the period in
> excess of the next twelve months. See Section III.C of Release No. 33-6835 and
> footnote 43 of Release No. 33-8350. For example, please specifically discuss the
> outstanding notes payable disclosed in Note 7 of your financial statements and
> disclose their material terms. Your disclosure should discuss with more
> specificity your plans for satisfying such material obligations, whether through
> refinancing or otherwise, and how this might impact your long-term financial
> position.

5.   We note from your disclosure in Note 7 of your financial statements that all of
        your outstanding notes payable are repayable at your option in shares of your
        common stock at a 15% discount to the five day average trading price quoted on
        the Over-the-Counter Bulletin Board. In light of this feature, please disclose the
        following:

- The notes are repayable at a floating rate below the then-prevailing market
  price and, as a result, the lower the stock price at the time of repayment, the
  more common shares the note holder gets.

- The repayment of the notes in common stock may result in substantial dilution
  to the interests of other holders of common stock and may further depress the
  stock price.

- Disclose the amount of shares you would have to issue upon repayment of
  each note using the closing price of your common stock on June 30, 2009.
  Disclose the percentage of outstanding shares these shares would represent.
  Provide the same disclosure with respect to accrued interest payments on the
  notes if you have the same repayment option for the interest payments.

Item 9A(T). Controls and Procedures, page 15

6.   We note management has concluded that your disclosure controls and procedures
        were not effective as of the end of your fiscal year. Please revise to describe in
        greater detail why management concluded that your disclosure controls and
        procedures were not effective.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 16

7.   Please disclose the natural person(s) who have sole or shared voting or investment
        powers over the shares held by Helvetic Capital Ventures.

Item 15. Exhibits, Financial Statement Schedules, page 17

8.   We note that you have omitted language from the introduction to paragraph 4 and
        paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a).
        Revise your certifications in your amended filings to include the language of
        paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to
        refer to "internal control over financial reporting (as defined in the Exchange Act
        Rules 13a-15(f) and 15d-15(f))" immediately following your reference to
        disclosure controls and procedures in the introduction. In addition, revise to add
        the missing language from paragraph 4(b) as follows: "Designed such internal
        control over financial reporting, or caused such internal control over financial

reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please revise your certifications throughout to conform to the exact language in Item 601(31)(i) of Regulation S-K.

9.   Please file the following agreements as exhibits or tell us why you do not believe they need to be filed under Item 601 of Regulation S-K:

- The mineral lease agreements;
- The acquisition agreement between the company and Helvetic Capital Ventures AG;
- The employment agreement with Mr. Rene Soullier;
- The operating agreement with JMACK Energy; and
- The agreements governing your promissory notes.

10.   We note that you have only incorporated by reference the certificate of amendment to your articles of incorporation from your definitive proxy statement filed on June 2, 2008 as Exhibit 3.1. Please file a complete copy of your amended and restated articles of incorporation. In addition, separately file a complete copy of your bylaws. See Item 601(b)(3)(i) and (ii) of Regulation S-K.

Signatures, page 18

11.   In your revised filing and in future filings, please indicate who is signing on behalf of the registrant as principal financial officer. See General Instruction D(2)(a) to Form 10-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Rene Soullier
Phoenix Energy Resources, Inc.
October 30, 2009
Page 5

        In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director